UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Double-Take Software, Inc.

File No. 333-136499- CF#24856

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       Double-Take Software, Inc. submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on August 10, 2006, as amended.

       Based on representations by Double-Take Software, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25 (as refiled with fewer redactions as Exhibit 10.25 to the Form 10-K filed on March 17, 2008)	through March 16, 2011
Exhibit 10.27	through March 16, 2011
Exhibit 10.31	through March 16, 2011

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel